Exhibit 99.1

BAYTEX ANNOUNCES 2018 BUDGET AND BOARD SUCCESSION

CALGARY, ALBERTA (December 7, 2017) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) announces that its Board of Directors has approved a 2018 capital budget of $325 to $375 million, which is designed to generate average annual production of 68,000 to 72,000 boe/d.

Commenting on the announcement, Ed LaFehr, President and Chief Executive Officer, said: “Our 2018 budget builds on the operational momentum established in 2017 which has positioned our business for success in today’s crude oil price environment. Focusing on our three high return resource plays, we will continue to grow our production and cash flow, with a modestly increased activity set. Importantly, after integrating the Seal acquisition at Peace River, we have now set the stage for production growth in 2018 and beyond.”

Highlights of the 2018 Budget

•	Funding of Capital Program. As in 2017, we are targeting 2018 capital expenditures to approximate funds from operations in order to minimize additional bank borrowings.

•	Rates of Return. Capital program is expected to generate internal rates of return in excess of 50% on a per well basis.

•	Capital Efficiency. Capital program reflects efficiencies on an annual basis of approximately $12,000 per boe/d ($14,000 per boe/d including facilities).

•	Production Growth. Targeted exit production rate for 2018 of 72,000-73,000 boe/d. This represents 6% growth over our expected exit production rate for 2017 of 68,000-69,000 boe/d.

Our 2018 capital budget assumes a WTI price of US$55/bbl. The 2018 program is approximately 60% weighted to the first half of the year and we have the operational flexibility to adjust our spending plans based on changes in the commodity price environment. This budget will be weighted to drilling and completion activities (approximately 83%) with the balance for facilities (approximately 16%) and land and seismic (approximately 1%).

Based on the mid-point of our guidance range of 70,000 boe/d, approximately 51% of our production is expected to be generated in the Eagle Ford with the remaining 49% from Canada. Our production mix is forecast to be 80% liquids (38% heavy oil, 30% light oil and condensate and 12% natural gas liquids) and 20% natural gas, based on a 6:1 natural gas-to-oil equivalency.

Eagle Ford

Our Eagle Ford asset in South Texas is one of the premier oil resource plays in North America. The assets generate the highest cash netbacks in our portfolio and contain a significant inventory of development prospects.

Approximately 55% of our planned capital investment will be directed to the Eagle Ford. We expect a similar pace of activity to 2017, bringing approximately 30 net wells on production. Development will be concentrated in the Lower Eagle Ford formation across our four areas of mutual interest. We expect strong well performance to continue driven by enhanced completions and as we continue to exploit the oil window on the western portion of our lands. We are currently running 5 drilling rigs and 1 completion crew in the Eagle Ford.

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Canada

We are accelerating development of our heavy oil assets at Peace River and Lloydminster and expect to enter 2018 with four drilling rigs running. Approximately 45% of our planned capital investment will be directed to Canada, which represents a 40% increase from 2017. At Peace River, we plan to drill 18 net multi-lateral horizontal wells, doubling the pace of activity from 2017. At Lloydminster, we plan to drill 63 net wells (including 16 net multi-lateral horizontal wells), representing an 80% increase in activity.

Strategic Infrastructure Investment

Our 2018 capital budget includes approximately $30 million of non-recurring strategic infrastructure investment in Peace River and Lloydminster to support future development and growth, including:

•
Construction of a natural gas plant with design capacity of 18 mmcf/d and related pipeline infrastructure (Baytex working interest 50%), which will enable the growth of our expanded position in Peace River. This plant is part of our gas conservation strategy that integrates the use of gas gathering, underground gas storage, fuel gas and power generation.

•
Infrastructure spending on our Seal (Peace River region) lands acquired in January 2017, which will set the stage for development drilling in 2018 and future years. This includes pipelines, compression and road construction. Once complete, we expect to drill approximately nine net multi-lateral horizontal wells in the Seal region in 2018.

•
Expansion of our Kerrobert thermal facility to accommodate a three-well steam-assisted gravity drainage (“SAGD”) program in 2018 and an additional two-well SAGD program in 2019. First production from the SAGD project is targeted for Q4/2018.

2018 Guidance

Exploration and development capital	$325 - $375 million
Production	68,000 - 72,000 boe/d

Expenses:
Royalty rate	~ 23%
Operating	$10.50 - $11.25/boe
Transportation	$1.35 - $1.45/boe
General and administrative	~$44 million, $1.72/boe
Interest	~ $100 million, $3.95/boe
Our 2018 capital budget assumes a WTI price of US$55/bbl. A US$1.00/bbl change in the price of WTI impacts our annual funds from operations by approximately $19 million on an unhedged basis ($11 million on a hedged basis).

2018 Capital Budget and Wells On-Stream by Operating Area

Operating Area	Amount (1) ($ millions)	Wells On-stream (net)
United States (2)	200	30
Canada	150	85
Total	350	115

(1) Reflects mid-point of capital budget guidance range. (2) Based on a Canadian-U.S. exchange rate of 1.275 CAD/USD.

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2018 Capital Budget Breakdown

Classification	Amount (1) ($ millions)

Drilling, completion and equipping	291
Facilities	55
Land and seismic	4
Total	350

(1) Reflects mid-point of capital budget guidance range.

Hedging

As part of our normal operations, we are exposed to movements in commodity prices, foreign exchange rates and interest rates. In an effort to manage these exposures, we utilize various financial derivative contracts which are intended to partially reduce the volatility in our funds from operations.

For 2018, including WTI swaptions we anticipate being exercised on December 29, 2017, we have entered into hedges on approximately 40% of our net WTI exposure with 35% fixed at US$51.64/bbl and 5% hedged utilizing a 3-way option structure that provides us with downside price protection at US$54.40/bbl and upside participation to US$60.00/bbl. In addition, we have entered into Brent-based hedges for 3,000 bbl/d at US$60.17/bbl. We have also entered into hedges on approximately 33% of our net WCS exposure at a price differential to WTI of US$14.19/bbl and 22% of our net natural gas exposure through a combination of AECO swaps at C$2.82/mcf and NYMEX swaps at US$3.02/mmbtu.

Board Succession

Baytex has an ongoing board renewal process led by the Nominating and Governance Committee of the Board. Since 2013, Baytex has added three independent Board members from various professional backgrounds. As part of this renewal process, John Brussa and Rusty Goepel, two long-standing board members will be retiring at the 2018 Annual Meeting of Shareholders to be held in May 2018. Baytex thanks Mr. Brussa and Mr. Goepel for their valued contributions during their tenure on the Board.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; our capital budget for 2018; our average annual production rate for 2018; our target of funding 2018 capital expenditures with funds from operations; the internal rates of return and capital efficiencies of our 2018 capital program; our exit production rate for 2017 and 2018; our 2017-2018 exit production organic growth rate; the timing and flexibility of our capital spending; the breakdown of our 2018 capital budget by geographic area and expenditure type; the geographic breakdown and product mix for 2018 production; in the Eagle Ford: the pace of activity relative to 2017, the number of wells to be brought on production and our expectation that enhanced well completions will result in continued strong well performance; in Canada, the pace of activity relative to 2017 and the number and type of wells to be drilled at Peace River and Lloydminster; that our strategic infrastructure investment will set the stage for development drilling in 2018 and beyond in Peace River; that we will have a three well SAGD program in 2018 and a two well SAGD program in 2019 and the target for first production from the SAGD project; our expected royalty rate and operating, transportation, general and administrative and interest costs for 2018; the impact of a US$1.00 change to WTI on our funds from operations; the number of wells to be brought on stream by operating area in 2018; the existence, operation and strategy of our risk management program for commodity

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prices; our expectation that certain WTI swaptions will be exercised; and the percentage of our net exposure to WTI, the WCS differential and natural gas that is hedged for 2018.

In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Although Baytex believes that the expectations and assumptions upon which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Baytex can give no assurance that they will prove to be correct.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the volatility of oil and natural gas prices; further declines or an extended period of the currently low oil and natural gas prices; failure to comply with the covenants in our debt agreements; that our credit facilities may not provide sufficient liquidity or may not be renewed; uncertainties in the capital markets that may restrict or increase our cost of capital or borrowing; risks associated with a third-party operating our Eagle Ford properties; changes in government regulations that affect the oil and gas industry; changes in environmental, health and safety regulations; restrictions or costs imposed by climate change initiatives; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; the cost of developing and operating our assets; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; depletion of our reserves; risks associated with the exploitation of our properties and our ability to acquire reserves; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; our inability to fully insure against all risks; risks of counterparty default; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with large projects; risks related to our thermal heavy oil projects; risks associated with the ownership of our securities, including changes in market-based factors and the discretionary nature of dividend payments; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2016, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

All amounts in this press release are stated in Canadian dollars unless otherwise specified.

Non-GAAP Financial Measures

Funds from operations is not a measurement based on Generally Accepted Accounting Principles ("GAAP") in Canada, but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash generated from operating activities adjusted for changes in non-cash operating working capital and asset retirement expenditures. Baytex's determination of funds from operations may not be comparable with the calculation of similar measures for other entities. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund capital investments and potential future dividends to shareholders. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income.

Advisory Regarding Oil and Gas Information

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 80% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com